

Mail Stop 3720

July 28, 2008

Yuval Cohen
Chairman and Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek
Rosh Ha'ayin 48091
Israel

      **RE:**    **Fortissimo Acquisition Corp.**
              **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
              **Filed July 18, 2008**
              **File No. 0-52166**

Dear Mr. Cohen:

      We have reviewed your amended filing and response letter, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 21

1.      Please confirm that your adjustment for the elimination of accounting fees does not represent the costs of your annual audit since these would appear to be recurring costs. Please revise or advise.

Factors Considered by Fortissimo's Board of Directors, page 49

2.      We note your response to comment six in our letter dated May 23, 2008, including the
        statements identified in several trade publications.  Please provide a more objective basis
        for your assertion that you are a market leader.  For example, if you are the market leader
        based on revenues, please state such.  In the alternative, revise such statements so they
        are presented as beliefs of the company.

The Capitalization Amendment Proposal, page 69

3.      We note your response to comment 22 in our letter dated May 23, 2008.  Please elaborate
        upon your disclosure regarding the anti-takeover effects of the proposal.  Provide more
        detail about these effects, including any possible effects upon investors.

Business of Psyop, page 94

4.      We note your response to comment 26 in our letter dated May 23, 2008.  Please provide
        Item 402 disclosure regarding each person who will serve as a director or executive
        officer of the surviving company.  We note your disclosure beginning on page 101,
        including the Compensation and Discussion Analysis for certain individuals.  However,
        we also note on page 87 that Mr. Lane and Ms. Matulick will be directors of the company
        following the merger, and have not been included with the Item 402 information.  Please
        revise your disclosure to include Item 402 disclosure for Mr. Lane and Ms. Matulick.

Audited Consolidated and Combined Financial Statements – Psyop, Inc. and Affiliates

1. Nature of operations and summary of significant accounting policies

Revenue Recognition, page FS-20

5.      We note your response to prior comment 30.

        •   Please tell us the amount of your revenue attributable to each of the business units
            discussed on pages 95-96.
        •   Tell us and disclose how you recognize revenue with respect to the services rendered
            by *Blacklist*.  Please tell us if you recognize the amounts received by *Blacklist* on a
            gross or net basis and your rationale under the accounting literature for your financial
            reporting.
        •   On page 95 you describe your payment terms—half upfront and the remainder upon
            completion of certain milestones.  Please tell us how these milestones relate to the
            guidance in SOP 81-1 and your ability to make reasonable estimates if your estimates
            are based upon cost incurred rather than the milestones.
        •   Please expand your statement that less than 1% of all contracted amounts in a given
            year are cancelled to show us your cancellations per year as a dollar amount and as a
            percentage of contracted amounts for the year.  For cancellation and postponement

for each period presented, tell us which provision discussed on page 15 of your letter applied, if any. Separately show us the amount of costs and profit that has been recouped.

6.      We note your response to prior comment 31. As we previously requested, please tell us the number of contracts and their size that contain provisions under AICP guidelines to recoup reasonable expenses that may include the production company's blocking out of specific periods of time and other resources for the duration of a project. Tell us the number of contracts and their size that do not contain this provision.

1A. Restatement, page FS-41

7.      Please provide a complete description of each error, in a footnote that corresponds to each amount, as required by paragraph 26 of SFAS 154. Tell us how you determined that the financial statements for 2007 required restatement and how you determined that prior and subsequent periods did not require restatement.

*       *       *       *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.


Sincerely,


/s/Larry Spirgel
Assistant Director


cc:     Brian Margolis, Esq.
        Wilmer Hale
        Via Facsimile: 212.230.8888